UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund (MZF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55266X100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 55266X100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  402,300

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  402,300

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

402,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

5.07%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Common Stock
MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund
MBIA Capital Management Corp.
113 King Street
Armonk, New York 10504

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 402,300 shares of MZF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 5.07%% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of YY fit the investment guidelines for various Accounts. Shares have been acquired since April 15, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM owns 402,300 shares, which represents 5.07% of the outstanding shares. Jo Ann Van Degriff presently owns 1,800 shares purchased October 14, 2005 at $12.36 per share (250 shares), October 31 at $12.32 (450 shares), and November 11 at $12.19 (100 shares), December 13, 2005 at $12.24 (1,000 shares). Karpus Management, Inc. presently owns 2,350 shares purchased on May 11, 2005 at $12.55 (1,500 shares), December 28, 2005 at $12.40 (1000 shares). KMI sold shares on February 17, 2006 at $13.03 (50 shares) and February 23, 2006 at $13.11 (100 shares). George W. Karpus owns 7,250 shares purchased May 17, 2005 at $12.63 (2,200 shares) and May 20 at $12.71 (4,500 shares), December 12, 2005 at $12.24 (1,000 shares). He sold shares on February 14, 2006 at $13.11 (100 shares), February 17, 2006 at $13.03 (100 shares), February 23, 2006 at $13.10 (100 shares), February 24, 2006 at $13.13 (100 shares), and February 28, 2006 at $13.14 (50 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 7.37%. Urbana Partners, L.P. currently owns 3,000 shares. None of the other Principals of KIM presently own shares of MZF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share

 7/6/2006 800 12.06
 7/21/2006 800 12.12
 7/24/2006 -250 12.20
 7/25/2006 -2000 12.15
 7/26/2006 -750 12.15
 7/27/2006 300 12.20
 7/28/2006 100 12.12
 8/7/2006 3000 12.26
 8/25/2006 3000 12.33
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MZF securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   September 8, 2006